UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR OCTOBER 10, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                -----              -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SHEP Technologies Inc. will be holding an Extraordinary General Meeting of the Shareholders for November 22, 2002 approving a corporate resolution authorizing the Company to subdivide its shares on a two common shares for one basis. Additionally, shareholders will be asked to approve the creation of an incentive option plan.


Copy of the News Release as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.1 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   October 10, 2002

Exhibit 99.1
News Release
October 10, 2002

SHEP TECHNOLOGIES INC. PLANS TWO FOR ONE SHARE SPLIT AND OPTION PLAN

OCTOBER 10, 2002 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (the "Company") announced today the scheduling of an Extraordinary General Meeting of the Shareholders for November 22, 2002 at which time shareholders will be asked to approve a corporate resolution authorizing the Company to subdivide its shares on a two common shares for one basis. If approved, each shareholder of record will receive an additional share for each share owned.

Additionally, shareholders will be asked to approve the creation of an incentive option plan. The Company will establish a pool of 2,200,000 share purchase options (pre-split) for allocation to selected directors, employees and consultants. These options will be for a term of up to six years with the exercise price to be based on market pricing.

About SHEP Technologies Inc.
SHEP Technologies Inc. recently acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment over the last 18 months at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear were realized.

The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic launch assist equipped development vehicles, which passed formal proof of concept in December 2000 and is currently undergoing 'Implementation Ready' testing.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com